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                              August 18, 2022

       Frank Horkey
       Chief Executive Officer
       T-REX Acquisition Corp.
       7301 NW 4th Street, Suite 102
       Plantation, Florida 33317

                                                        Re: T-REX Acquisition
Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed August 11,
2022
                                                            File No. 333-266766

       Dear Mr. Horkey:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       General

   1. We note your common stock is currently quoted on the OTC Pink marketplace. Please note that an
at-the-market resale offering under Rule 415 is not available for registrants quoted on the OTC Pink
marketplace. To sell shares at market prices, we require an
                                                        existing trading market
for those shares, and we do not consider the OTC Pink
                                                        marketplace to be such
a market for the purposes of satisfying Item 501(b)(3) of
                                                        Regulation S-K.
Accordingly, please revise to clarify that the selling stockholders will sell at a fixed price
until your shares are listed or quoted on an existing public trading market, such as the
OTCQB, OTCQX or OTCBB, and thereafter at prevailing market
                                                        prices or privately
negotiated prices. Please also disclose the fixed price.
 Frank Horkey
T-REX Acquisition Corp.
August 18, 2022
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Alyssa Wall at 202-551-8106 or Donald Field at 202-551-3680 with any questions.



                                                           Sincerely,
FirstName LastNameFrank Horkey
                                                           Division of
Corporation Finance
Comapany NameT-REX Acquisition Corp.
                                                           Office of Trade &
Services
August 18, 2022 Page 2
cc:       James S. Burrell, II
FirstName LastName